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SECURITIES AND EXCHANGE COMMISSION

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-45034 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Daewoo Securities (America), Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 301,
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Sun Park — 212-407-1005
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | NY | NY | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## DAEWOO SECURITIES (AMERICA), INC.
## (A Wholly-Owned Subsidiary of Daewoo Securities Co., Ltd.) AND SUBSIDIARY

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Young Sun Park, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Daewoo Securities (America), Inc. as of and for the year ended March 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 5/20/2010
Date

President
Title



KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, 2002 2014

Notary Public

# Daewoo Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Daewoo Securities Co., Ltd.)
And Subsidiary

(SEC I.D. No. 8-45034)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholder of Daewoo Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) (the "Company") as of March 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 20, 2010

# DAEWOO SECURITIES (AMERICA), INC.
## (A Wholly-Owned Subsidiary of Daewoo Securities Co., Ltd.)

**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2010**

### ASSETS

| | |
|---|---|
| Cash | $ 6,914,575 |
| Commissions receivable from parent | 205,987 |
| Receivable from brokers, dealers and clearing organizations | 853,749 |
| Securities owned, at fair value: | |
| Money market funds | 2,460,359 |
| Corporate debt securities | 2,132,880 |
| Total securities owned | 4,593,239 |
| Furniture and office equipment, at cost, less accumulated depreciation of $96,132 | 233,243 |
| Prepaid expenses and other assets | 278,578 |
| TOTAL ASSETS | $ 13,079,371 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 621,536 |
| Commitments and contingencies | |
| Stockholder's equity: | |
| Common stock, par value $0.01 per share - 100,000 shares authorized; issued and outstanding 12,000 shares | 120 |
| Additional paid-in capital | 11,999,880 |
| Retained earnings | 457,835 |
| Total stockholder's equity | 12,457,835 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 13,079,371 |

See notes to financial statements.

## 1. DESCRIPTION OF BUSINESS

Daewoo Securities (America), Inc., (the "Company") was incorporated on July 7, 1992 under the laws of the state of New York to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Daewoo Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, which customers are institutions in Korea investing in the U.S. markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company clears all transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

The Company owned 100% of the outstanding common stock of Daewoo Futures, Inc. ("Daewoo Futures"). The consent to dissolution of Daewoo Futures was duly received from New York State Department of Taxation and Finance on November 30, 2009. On December 15, 2009, Daewoo Futures filed an article of dissolution with the Secretary of State of New York and was dissolved on March 1, 2010. Daewoo Futures has been inactive without any operations prior to the dissolution.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Receivable from Brokers, Dealers and Clearing Organizations*** - The balances shown as receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of a deposit with a clearing broker. According to the proprietary account of an introducing broker agreement with the clearing broker, the Company used this deposit in its net capital computations.

***Securities owned*** - Securities are carried at fair value and at March 31, 2010, consist primarily of obligations of corporate debt securities and money market funds (see Note 4).

***Deferred Rent Liability*** - Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to $41,867 as of March 31, 2010.

***Income Taxes*** - The Company accounts for income taxes in accordance with ASC 740 (formerly Financial Accounting Standards Board ("FASB") No. 109, *Accounting for Income Taxes)*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax

bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The Company adopted ASC 740 (formerly Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*) as of April 1, 2009. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of March 31, 2010. The Company's tax returns for 2007 through 2009 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to New York taxing jurisdiction.

***Fair Value of Financial Instruments*** - In accordance with ASC 825 (formerly Financial Accounting Standards Board ("FASB") No. 107, *Disclosure About Fair Value of Financial Instruments),* the carrying amounts reported in the statement of financial condition for securities owned are valued at fair value using quoted market prices or as determined by management. Commissions receivable from parent, receivable from brokers, dealers and clearing organizations, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

***Fair Value Measurements*** - The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 (formerly Financial Accounting Standards Board ("FASB") No. 157, *Fair Value Measurements*) defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 - Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Recent Accounting Pronouncements*** - In April 2009, the Financial Accounting Standards Board ("FASB") issued ASC 820 (Formerly FASB Staff Position ("FSP") 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, which provides guidance on determining fair value when there is no active market or where the price inputs being used represent distressed sales. FSP No. 157-4 is effective for years ending after June 15, 2009. The adoption of ASC 820 did not have material impact on its financial position or results of operations.

In May 2009 the FASB issued ASC 855 (Formerly SFAS No. 165, *Subsequent Events*). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for years ending after June 15, 2009. In accordance with this guidance, the Company has evaluated subsequent events through the date the financial statements were available to be issued on May 20, 2010.

## 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2010, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $7,951,555, which exceeded the minimum requirement by $7,851,555. The Company's percentage of aggregate indebtedness to net capital was 7.82%.

## 4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2010 by financial statement line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | | Assets at Fair Value | | |
|---|---|---|---|---|
| **Type of financial instruments** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Money market funds | $ 2,460,359 | $ - | $ - | $ 2,460,359 |
| Corporate debt securities | - | 2,132,880 | - | 2,132,880 |
| Financial instrument assets | $ 2,460,359 | $ 2,132,880 | $ - | $ 4,593,239 |

## 5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2010 is as follows:

| | Deferred Tax Assets |
|---|---|
| Deferred rent | $ 19,050 |
| Depreciation | (9,903) |
| Accrued expense | 4,265 |
| Total | 13,412 |
| Valuation allowance | (13,412) |
| Net deferred tax assets | $ - |

The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would not utilize the benefit of deferred tax assets on these deductible differences, the Company has recorded a valuation allowance to fully offset the deferred tax assets.

## 6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of transactions and balances with the Parent as of March 31, 2010 is as follows:

| | |
|---|---|
| Cash | $ 1,101,879 |
| Commissions receivable | 205,987 |
| Receivable from broker and dealer | 500,000 |

## 7. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in August 2014. The following is a schedule of the minimum annual rental commitment for such lease:

| Year ending March 31: | Amount |
|---|---|
| 2011 | $ 153,050 |
| 2012 | 153,050 |
| 2013 | 153,050 |
| 2014 | 153,050 |
| 2015 | 63,771 |
| | $ 675,971 |

## 8. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2010. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

## 9. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2010. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 20, 2010

Daewoo Securities (America), Inc.
600 Lexington Avenue, Suite 301
New York, NY 10022

In planning and performing our audit of the statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) (the "Company") as of March 31, 2010 (on which we issued our report dated May 20, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP